LAM LIANG CORP.
                  #2202 The Lakes, 123 Rachidapisek Road
                             Bangkok 10110 Thailand
                                 (661) 612-1601

January 17, 2005


Craig Slivka, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0511
Washington, D.C. 20549

RE:  Lam Liang Corp.
     Registration Statement on Form SB-2
     Filed on December 10, 2004
     File Number 333-121127

Dear Mr. Slivka:

In response to your letter of January 6, 2005, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

General
-------
1. We respectfully submit that although Dr. Chayawatana was unsuccessful in her plans to build DrGoodTeeth.com to the point of being a profitable online dental resource website business, she should not be barred from building other potentially successful businesses such as Lam Liang. When DrGoodTeeth.com was formed, the officers and directors had no intention of merging or acquiring any entity; however, after trying for two-three years to develop the business and make it successful, while also attending school to further their degrees in dentistry, the officers and directors all decided it would be in the best interests of the company and its stockholders to accept the unsolicited offer to merge with American Oil & Gas.

Dr. Chayawatana travels quite often and has been very disappointed in the types of computer bags available to women. In polling many of her colleagues and friends, she found there is a market for computer bags geared specifically to women in size, color, material, weight and ergonomics. She formed Lam Liang Corp. and began implementing her plans to build a successful business.

The intention of DrGoodTeeth.com had never been to be a blank check company and the intention of Lam Liang Corp. is also not to be a blank check company.

2. Lam Liang has a specific business plan and does not intend to engage in any merger, acquisition or business reorganization with any entity.

Outside Back Cover Page
-----------------------
3. Please see the Dealer Prospectus Delivery Obligation disclosure on the bottom of page 4.

Risk Factors
------------
4.  Please see the revised Risk Factor 7 on page 8.

5. Please see Risk Factor 10 added to the bottom of page 9 and continuing on to page 10 and the revised Patent and Trademark disclosure in the Business section on page 27.

6.  Please see the revised subheadings of the following risk factors:
Risk Factor 2, 4 and 5 on page 7; Risk Factor 6 on page 8; Risk Factors 11 and 12 on page 10; Risk Factor 15 on page 11; and Risk Factor 16 on page 12.

7-8. Please see the revised Risk Factor 5 on the bottom of page 7, continuing on to page 8.

9.  Please see the revised Risk Factors 4,5 and 6 on pages 7-8.

Dilution of the Price you pay for your Shares
---------------------------------------------
10.  Please see the revised first paragraph in this section on page 13.

Plan of Distribution
--------------------
11. Please see Footnote 1 added to the end of the Use of Proceeds table on page 12.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------
12. Please see the revised biographical data of Prapaipan Chayawatana on page 17.

13. Please see the revised biographical data of Anongnat Chansangachom on page 18.

Description of our Business
---------------------------
General Information
-------------------
14. Please see the revised disclosure in the first paragraph of this subsection on page 21.

Principal Products and Markets
------------------------------
15. Please see the revised disclosures throughout the registration statement that now refer to "proposed" or "potential" products, as suggested.

16.  All "promotional" language has been removed.

17.  Please see the first paragraph on page 23.


18. As stated in the registration statement, our beliefs, understandings, estimates and opinions are ours and ours alone; nothing has been factually quoted. As a result, no changes have been made to the disclosures.

19. Please see the third paragraph under Principal Products and Markets on page 22.

20. Please see the second paragraph under Principal Products and Markets on page 22.

21. Please see the fourth paragraph under Principal Products and Markets on page 22.

22. Please see the third paragraph on page 23.

23. Please see the expanded Marketing and Distribution subsection on page 24.

Distribution Methods of the Products
------------------------------------
24. Please see the new subsection entitled Website Design and Development on pages 24-25.

25. Please see the third full paragraph on page 25.

Customer Service
----------------
26. Please see the last paragraph on page 25.

Competition
-----------
27. The referenced statement has been deleted.
l
28. Please see the first paragraph on page 27, which states that "we believe" Marka will be our main competitor because they will be offering bags exclusively designed for women, as will we. We have, however, listed other competitors in this section, as they are all competitors. We are unclear as to how you would like the disclosure re-worded.

29. Please see the revised first paragraph on page 27.

Government and Industry Regulation
----------------------------------
30. Please see the revised disclosures in this section on pages
27-28.

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------
31. Please see the revised milestones in this section on page 29-31.

32. Please see the first paragraph on page 29.

33. Please see the revised balance sheet data at the bottom of page 28.

Description of Property
-----------------------
34. The lease will be filed when negotiations are completed and it is signed. Please see the revised disclosures regarding same on pages 5 and 31.

Market for Common Equity and Related Stockholder Matters
--------------------------------------------------------
35. Please see the revised first paragraph in this section on page 31.

Certain Relationships and Related Transactions
----------------------------------------------
36. Please see the revised first paragraph in this section on page 31.

Mr. Teegardin is a principal of Resident Agents of Nevada, Inc., a company that forms Nevada corporations. As such, he is an Incorporator of many companies and the initial officer and director on some. Mr. Teegardin agreed to form a Nevada corporation for us until such time as we could form our Thai subsidiary. Because of Thai laws regarding formation of a new company in Thailand, Mr. Teegardin agreed to be the principal until such time as Dr. Chayawatana could complete the filing of the Thai company and become a principal of the U.S. company. Mr. Teegardin has never been associated with the company in any way, other than as the Incorporator and sole officer, director and shareholder for incorporation purposes only. As soon as Dr. Chayawatana had incorporated the Thai subsidiary, Mr. Teegardin resigned and transferred his initial stock to Dr. Chayawatana.

Mr. Teegardin has never been a promoter of the company and has never been involved in its business operations, other than incorporation activities in the State of Nevada. Resident Agents of Nevada, Inc. has formed over 5,000 corporations in the State of Nevada.

Recent Sales of Unregistered Securities
---------------------------------------
37-38. The previous disclosure has been reordered to correctly disclose that the issuance of shares to Mr. Teegardin relied on the Section 4(2)exemption. The subsequent sale and transfer of the shares to Dr. Chayawatana was a private sale transaction. Please see the revised disclosures in this section on page 44.

Exhibits
--------
39. The form of subscription agreement we intend to use in the offering was attached to the initial filing, both in paper and Edgar format; however, we have attached it again with both filings, as requested. We note it was omitted from the Exhibit Table, though, and have added it to the listing as Exhibit 99.1.













40.  Please see the revised legal opinion included with this filing.

Thank you for your kind cooperation and assistance in the review of our filing. If you have any further questions, please contact the undersigned or our legal counsel, Michael M. Kessler, Esq.

Sincerely,




Dr. Anchana Chayawatana
President & CEO








AC: